LATEST DRILL RESULTS FROM ANGLO PLATINUM JOINT VE[redacted]
SHOW HIGH GRADE MINERALIZATION AT DEPTH
RIVER VALLEY PGM PROPERTY, SUDBURY, ONTARIO

Pacific North West Capital News Release June 19, 2002

Pacific North West Capital Corp. is pleased to report assay results from nine additional holes on the River Valley PGM Property.

These new results continue to enhance and extend the mineralized zone outside of the current mineral resource. A new resource estimate, incorporating all results from the current program, is expected by early September. These figures will form the basis for an updated economic evaluation of the potential of the property. An initial mineral resource estimate, completed last October, indicated an in situ mineral resource of 593,000 ounces Pt+Pd+Au (12,700,000 tonnes @1.46 g/t Pt+Pd+Au).

To date, Anglo Platinum has committed over $6.6 million to the project. The $2.25 million Phase 5 program, now nearing completion includes a 20,000 m (83 holes) diamond drill program. An updated resource study will be calculated utilizing the results from these holes. Assays received to date are considered to be extremely encouraging and continue to demonstrate the continuity of mineralization along strike and down dip.

PFN, the Program Manager, will shortly submit a proposal for a new program and budget to Joint Venture partner Anglo American Platinum Corporation Limited, which is to include a **major diamond drilling component**, commensurate with the potential of the property. Anglo Platinum, the world's largest producer of platinum group metals, may earn a 65% interest in the property by funding it through to production. Although more than 220 holes will have been drilled on the property by the end of Phase 5, this has tested less than 25% of the prospective contact area, leaving more than 75% to be drill tested.

Drilling Summary – Phase 5
Since Phase 5 drilling resumed in late April more than 9,000 m of drilling has been completed in 31 holes. The Phase 5 program is expected to be completed by early July, with the results from remaining holes to be reported in June and July as they become available. These results will be incorporated into a new mineral resource calculation by Derry, Michener, Booth and Wahl Consultants Ltd. which is currently underway. Results from nine drill holes are reported below.

DANA LAKE

DL-74	From(m)	To(m)	Int(m)	Int(ft)	Au(ppb)	Pt(ppb)	Pd(ppb)	3E(ppb)	3E(g/t)
	525.50	552.50	27.00	88.60	48	153	188	389	0.4
	596.00	598.00	2.00	5.28	63	271	768	1102	1.1

DL-75	From(m)	To(m)	Int(m)	Int(ft)	Au(ppb)	Pt(ppb)	Pd(ppb)	3E(ppb)	3E(g/t)
	89.00	**90.50**	**1.50**	**4.92**	**20**	**1040**	**2220**	**3280**	**3.3**
	196.00	216.00	20.00	65.60	82	383	1188	1654	1.7
incl	**208.00**	**209.50**	**1.50**	**4.92**	**186**	**1217**	**4433**	**5836**	**5.8**

DL-76	From(m)	To(m)	Int(m)	Int(ft)	Au(ppb)	Pt(ppb)	Pd(ppb)	3E(ppb)	3E(g/t)
	207.80	220.00	12.20	40.02	130	615	2029	2774	2.8
incl.	**207.80**	**210.80**	**3.00**	**9.84**	**143**	**752**	**2914**	**3809**	**3.8**
incl.	**212.00**	**217.00**	**5.00**	**16.40**	**171**	**815**	**2426**	**3411**	**3.4**

DL-77	From(m)	To(m)	Int(m)	Int(ft)	Au(ppb)	Pt(ppb)	Pd(ppb)	3E(ppb)	3E(g/t)
	142.50	298.50	156.00	511.80	50	272	777	1099	1.1
incl.	**228.50**	**298.50**	**70.00**	**229.66**	**91**	**511**	**1607**	**2208**	**2.2**
incl.	**229.70**	**270.50**	**40.80**	**133.86**	**130**	**719**	**2312**	**3162**	**3.2**
incl.	**229.70**	**233.00**	**3.30**	**10.83**	**265**	**1768**	**5861**	**7894**	**7.9**

*3E=Pt+Pd+Au

LISMER'S RIDGE

	From(m)	To(m)	Int(m)	Int(ft)	Au(ppb)	Pt(ppb)	Pd(ppb)	3E(ppb)	3E(g/t)
LR-69	From(m)	To(m)	Int(m)	Int(ft)	Au(ppb)	Pt(ppb)	Pd(ppb)	3E(ppb)	3E(g/t)
	176.50	182.00	5.50	18.04	46	456	905	1407	1.4
LR-70	From(m)	To(m)	Int(m)	Int(ft)	Au(ppb)	Pt(ppb)	Pd(ppb)	3E(ppb)	3E(g/t)
	205.50	**218.40**	**12.90**	**42.32**	**120**	**732**	**1794**	**2645**	**2.6**
incl.	**206.50**	**210.50**	**4.00**	**13.12**	**235**	**1691**	**3810**	**5736**	**5.7**
LR-71	From(m)	To(m)	Int(m)	Int(ft)	Au(ppb)	Pt(ppb)	Pd(ppb)	3E(ppb)	3E(g/t)
	150.50	172.50	22.00	72.18	88	410	1117	1615	1.6
incl.	150.50	155.50	5.00	16.41	111	697	1926	2734	2.7
incl.	**153.00**	**154.00**	**1.00**	**3.28**	**210**	**1115**	**3385**	**4710**	**4.7**
LR-72	From(m)	To(m)	Int(m)	Int(ft)	Au(ppb)	Pt(ppb)	Pd(ppb)	3E(ppb)	3E(g/t)
	69.50	**71.00**	**1.50**	**4.92**	**34**	**2800**	**6330**	**9164**	**9.2**
	134.50	**134.80**	**0.30**	**0.98**	**171**	**4930**	**8980**	**14081**	**14.1**
	193.50	204.50	11.00	36.09	69	471	1016	1557	1.6
incl.	197.50	204.50	7.00	22.97	87	626	1309	2021	2.0
LR-73	From(m)	To(m)	Int(m)	Int(ft)	Au(ppb)	Pt(ppb)	Pd(ppb)	3E(ppb)	3E(g/t)
	233.00	245.00	12.00	39.37	52	365	859	1276	1.3
incl.	239.00	245.00	6.00	19.69	76	427	1076	1579	1.6
incl.	**239.00**	**240.50**	**1.50**	**4.92**	**159**	**1047**	**2493**	**3700**	**3.7**

*3E=Pt+Pd+Au

The intersection of the mineralized breccia unit in DL-77 is particularly significant in that it demonstrates the continuance of higher grade mineralization (3.3 m @ 7.9 g/t 3E) within a broad envelope of relatively low grade (70 m @ 2.2 g/t 3E) mineralization to vertical depths of more than 200 m and remaining open at depth.

It is also important to note that the results from DL-74 confirm the presence of the mineralized breccia unit at depth in the >350m "gap" that previously existed between the Dana South and Dana North deposits. This area will be further drill tested in the upcoming program.

The **River Valley** project is a **50-50 Joint Venture** between **Pacific North West Capital Corp. (PFN) and Anglo American Platinum Corporation Limited** (Anglo Platinum), the world's largest producer of platinum. To date, Anglo Platinum has expended over $6.6 million on the project. Anglo Platinum may earn a 60% interest in River Valley by completing a feasibility study and up to 65% by arranging production financing.

Assays were carried out by XRAL Laboratories and the Qualified Person for the project is John Royall, P.Eng.

In addition to River Valley, Anglo Platinum is also exploring with PFN on the **Agnew Lake Property, where Anglo Platinum recently approved a $1.25 million Phase 2 exploration program** ***(see press release: April 22, 2002)*****, following extremely encouraging results from the Phase 1 program. The approved budget for Phase 1 was $1.18 million.** Anglo Platinum may earn up to a 57% interest in Agnew Lake by completing a feasibility study and 60% by arranging production financing.

S.E.C. 12g(3) exemption # 82-4828

The Toronto Stock Exchange has not reviewed and does accept responsibility for the adequacy or accuracy of this release

On behalf of the Board of Directors

Harry Barr

Harry Barr, President

For further information, please call Toll Free 1-800-667-1870 by email ir@pfncapital.com by fax 604-685-8045 or visit our website at www.pfncapital.com